SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS - AMBEV S.A.

Interim Consolidated Balance Sheets

As at September 30, 2018 and December 31, 2017

(Expressed in thousands of Brazilian Reais)

Assets	Note	09/30/2018	12/31/2017

Cash and cash equivalents	5	12,227,669	10,354,527
Investment securities	6	13,008	11,883
Derivative financial instruments	21	1,189,854	350,036
Trade receivable		4,285,633	4,944,831
Inventories	7	5,349,087	4,318,973
Income tax and social contributions recoverable		1,184,474	2,770,376
Other recoverable taxes		1,030,553	600,165
Other assets		919,741	1,367,282
Current assets		26,200,019	24,718,073

Investment securities	6	164,169	121,956
Derivative financial instruments	21	89,155	35,188
Income tax and social contributions recoverable		3,052,304	2,312,664
Other recoverable taxes		269,876	225,036
Deferred tax assets	8	3,687,701	2,279,339
Other assets		1,697,772	1,964,424
Employee benefits		62,066	58,443
Investments in joint ventures		264,164	237,961
Property, plant and equipment	9	19,673,034	18,822,327
Intangible		5,752,561	4,674,704
Goodwill	10	34,778,222	31,401,874
Non-current assets		69,491,024	62,133,916

Total assets		95,691,043	86,851,989

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As at September 30, 2018 and December 31, 2017

(Expressed in thousands of Brazilian Reais)

Equity and liabilities	Note	09/30/2018	12/31/2017

Trade payables		12,036,683	11,853,928
Derivative financial instruments	21	621,625	215,090
Interest-bearing loans and borrowings	11	3,735,559	1,321,122
Bank overdrafts	5	25,654	1,792
Wages and salaries		1,032,645	1,047,182
Dividends and interest on shareholders’ equity payable		942,031	1,778,633
Income tax and social contribution payable		1,542,373	1,668,407
Taxes and contributions payable		2,174,733	3,825,440
Put option granted on subsidiary and other liabilities		3,275,543	6,807,925
Provisions	12	173,154	168,957
Current liabilities		25,560,000	28,688,476

Trade payables		130,797	175,054
Derivative financial instruments	21	1,396	2,434
Interest-bearing loans and borrowings	11	1,245,212	1,231,928
Deferred tax liabilities	8	2,581,367	2,329,229
Income tax and social contribution payable		2,113,219	2,418,027
Taxes and contributions payable		718,544	771,619
Put option granted on subsidiary and other liabilities		210,251	429,102
Provisions	12	532,822	512,580
Employee benefits		2,575,080	2,310,685
Non-current liabilities		10,108,688	10,180,658

Total liabilities		35,668,688	38,869,134

Equity	13
Issued capital		57,710,202	57,614,140
Reserves		63,396,952	63,361,144
Carrying value adjustments		(69,393,509)	(74,966,470)
Retained earnings		7,244,091	-
Equity attributable to equity holders of Ambev		58,957,736	46,008,814
Non-controlling interests		1,064,619	1,974,041
Total Equity		60,022,355	47,982,855

Total equity and liabilities		95,691,043	86,851,989

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Income Statements

For the nine and three-month period ended September 30, 2018 and 2017

(Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Net sales	15	34,213,507	32,872,061	11,063,743	11,362,303
Cost of sales		(13,218,694)	(13,053,452)	(4,370,713)	(4,482,122)
Gross profit		20,994,813	19,818,609	6,693,030	6,880,181

Distribution expenses		(4,790,976)	(4,504,781)	(1,575,691)	(1,526,069)
Sales and marketing expenses		(4,365,928)	(4,242,114)	(1,316,950)	(1,444,972)
Administrative expenses		(1,772,008)	(1,604,906)	(617,105)	(528,467)
Other operating income/(expenses), net	16	697,384	766,986	198,296	253,590
Exceptional items	17	16,868	(81,272)	(12,827)	(20,493)
Income from operations		10,780,153	10,152,522	3,368,753	3,613,770

Finance cost	18	(2,923,315)	(2,679,013)	(856,369)	(861,063)
Finance income	18	718,874	432,664	245,289	186,131
Net finance cost		(2,204,441)	(2,246,349)	(611,080)	(674,932)

Share of result of joint ventures		(100)	1,766	(3,272)	(4,535)
Income before income tax		8,575,612	7,907,939	2,754,401	2,934,303

Income tax expense	19	(661,716)	(3,356,785)	137,705	(2,797,813)
Net income		7,913,896	4,551,154	2,892,106	136,490

Attributable to:
Equity holders of Ambev		7,664,273	4,212,506	2,831,159	223
Non-controlling interests		249,623	338,648	60,947	136,267

Basic earnings per share – common - R$		0.49	0.27	0.18	(0.00)
Diluted earnings per share – common - R$		0.48	0.27	0.18	0.00

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the nine and three-month period ended September 30, 2018 and 2017

(Expressed in thousands of Brazilian Reais)

	Nine-month period ended:		Three-month period ended:
	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Net income	7,913,896	4,551,154	2,892,106	136,490

Items that will not be recycled to profit or loss:
Full recognition of actuarial gains/(losses)	(7,605)	173,741	101	13,972

Items that may be recycled subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge in foreign operations	(174,528)	-	(45,401)	-
Investment hedge - put option granted on subsidiary	(133,742)	162,198	(41,444)	154,143
Gains/losses on translation of other foreign operations	3,266,134	(139,392)	529,117	(891,446)
Gains/losses on translation of foreign operations	2,957,864	22,806	442,272	(737,303)

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	2,036,460	(77,026)	860,079	(70,771)
Removed from Equity (Hedge reserve) and included in profit or loss	(785,904)	397,014	(423,719)	90,965
Total cash flow hedge	1,250,556	319,988	436,360	20,194

Other comprehensive (loss)/income	4,200,815	516,535	878,733	(703,137)

Total comprehensive income	12,114,711	5,067,689	3,770,839	(566,647)

Attributable to:
Equity holders of Ambev	11,709,662	4,771,855	3,709,928	(634,229)
Non-controlling interest	405,049	295,834	60,911	67,582

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in note 8 - Deferred income tax and social contribution.

Interim Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2018

 (Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2017	57,614,140	54,700,909	8,660,235	-	(74,966,470)	46,008,814	1,974,041	47,982,855
Impact of the adoption of IFRS 15 (i)	-	-	-	(355,383)	-	(355,383)	-	(355,383)
At January 1, 2018	57,614,140	54,700,909	8,660,235	(355,383)	(74,966,470)	45,653,431	1,974,041	47,627,472

Net Income	-	-	-	7,664,273	-	7,664,273	249,623	7,913,896

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	2,801,505	2,801,505	156,359	2,957,864
Cash flow hedges	-	-	-	-	1,250,776	1,250,776	(220)	1,250,556
Actuarial gains/(losses)	-	-	-	-	(6,892)	(6,892)	(713)	(7,605)
Total comprehensive income	-	-	-	7,664,273	4,045,389	11,709,662	405,049	12,114,711
Capital increase	96,062	(89,876)	-	-	-	6,186	-	6,186
Effect of application of IAS 29 (hyperinflation) (iii)	-	(9,272)	-	2,450,352	491,999	2,933,079	(1,481)	2,931,598
Gains/(losses) of controlling interest´s share (ii)	-	-	-	-	1,042,504	1,042,504	(1,085,373)	(42,869)
Tax on fictitious dividends	-	-	-	-	(6,931)	(6,931)	-	(6,931)
Dividends distributed	-	-	-	(2,515,101)	-	(2,515,101)	(227,617)	(2,742,718)
Purchase of shares and result on treasury shares	-	10,636	-	-	-	10,636	-	10,636
Share-based payments	-	124,320	-	-	-	124,320	-	124,320
Prescribed/(complement) dividends	-	-	-	(50)	-	(50)	-	(50)
At September 30, 2018	57,710,202	54,736,717	8,660,235	7,244,091	(69,393,509)	58,957,736	1,064,619	60,022,355

(i) As described in Note 3 - Summary of significant account policie.

(ii) As described in Note 1 (b) Renegotiation of shareholders agreement from Tenedora.

(iii) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies. These effects did not contains the impact refers of income for the period, which is reflects in the income statement as net income, by the amount of R$273,415.

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity (continued)

For the nine-month period ended September 30, 2017

 (Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2016	57,614,140	54,529,780	9,700,248	-	(77,019,120)	44,825,048	1,826,225	46,651,273
		-	-
Net Income	-	-	-	4,212,506	-	4,212,506	338,648	4,551,154
		-	-
Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	64,057	64,057	(41,251)	22,806
Cash flow hedges	-	-	-	-	321,483	321,483	(1,495)	319,988
Actuarial gain/(losses)	-	-	-	-	173,809	173,809	(68)	173,741
Total comprehensive income	-	-	-	4,212,506	559,349	4,771,855	295,834	5,067,689
Gains/(losses) of controlling interest´s share	-	-	-	-	(690)	(690)	32,487	31,797
Dividends distributed	-	-	-	(2,513,077)	-	(2,513,077)	(380,977)	(2,894,054)
Acquired shares and result on treasury shares	-	6,627	-	-	-	6,627	-	6,627
Share-based payment	-	76,197	-	-	-	76,197	-	76,197
Prescribed dividends	-	-	-	149	-	149	-	149
At September 30, 2017	57,614,140	54,612,604	9,700,248	1,699,578	(76,460,461)	47,166,109	1,773,569	48,939,678

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the nine and three-month period ended September 30, 2018 and 2017

 (Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Net income		7,913,896	4,551,154	2,892,106	136,490
Depreciation, amortization and impairment		2,861,299	2,617,635	1,068,990	917,670
Impairment losses on receivables and inventories		105,081	121,533	31,080	50,723
Additions/(reversals) in provisions and employee benefits		131,354	165,196	60,102	91,902
Net finance cost	18	2,204,441	2,246,349	611,080	674,932
Losses/(gain) on sale of property, plant and equipment and intangible assets		62,501	(5,379)	41,580	(2,690)
Losses/(gain) on sale of operations in associates		-	(41,357)	-	(41,357)
Equity-settled share-based payment expense	20	118,377	127,193	38,244	40,811
Income tax expense	19	661,716	3,356,785	(137,705)	2,797,813
Share of result of joint ventures		100	(1,766)	3,272	4,535
Other non-cash items included in the profit		(810,062)	269,376	(290,842)	82,260
Cash flow from operating activities before changes in working capital and use of provisions		13,248,703	13,406,719	4,317,907	4,753,089

(Increase)/decrease in trade and other receivables		425,374	1,008,572	625,762	(52,311)
(Increase)/decrease in inventories		(989,975)	(84,356)	(400,101)	201,360
Increase/(decrease) in trade and other payables		(1,892,672)	(3,563,692)	186,278	338,988
Cash generated from operations		10,791,430	10,767,243	4,729,846	5,241,126

Interest paid		(420,358)	(407,117)	(45,144)	(156,178)
Interest received		515,359	214,183	269,949	78,141
Dividends received		1,102	5,200	501	1,241
Income tax paid		(1,762,499)	(1,606,431)	302,165	(600,382)
Cash flow from operating activities		9,125,034	8,973,078	5,257,317	4,563,948

Proceeds from sale of property, plant and equipment and intangible assets		40,234	33,008	5,082	7,205
Acquisition of property, plant and equipment and intangible assets		(2,218,154)	(2,038,169)	(940,399)	(727,630)
Acquisition of subsidiaries, net of cash acquired		(141,992)	(332,312)	(39,230)	(871)
Acquisition of other investments		(5,000)	-	-	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(17,358)	280,818	(12,902)	(10,338)
Net proceeds/(acquisition) of other assets		(38,421)	85,827	(9,140)	84,269
Cash flow from investing activities		(2,380,691)	(1,970,828)	(996,589)	(647,365)

Capital increase		6,186	-	-	-
Proceeds/(repurchase) of treasury shares		6,355	(44,722)	8,725	(11,954)
Acquisition of non-controlling interest		(3,060,537)	-	(20)	-
Proceeds from borrowings		5,092,994	2,788,670	1,629,665	194,356
Repayment of borrowings		(2,962,515)	(4,609,008)	(1,454,047)	(1,665,947)
Cash net of finance costs other than interests		(580,912)	(552,357)	(277,736)	165,702
Payment of finance lease liabilities		(7,139)	(6,782)	(2,675)	(2,291)
Dividends and Interest on shareholder´s equity paid		(3,684,846)	(3,864,792)	(2,538,524)	(2,649,794)
Cash flow from financing activities		(5,190,414)	(6,288,991)	(2,634,612)	(3,969,928)

Net increase/(decrease) in cash and cash equivalents		1,553,929	713,259	1,626,116	(53,345)
Cash and cash equivalents less bank overdrafts at beginning of year (i)		10,352,735	7,876,849	10,618,744	8,730,281
Effect of exchange rate fluctuations		295,351	(249,420)	(42,845)	(336,248)
Cash and cash equivalents less bank overdrafts at end of year (i)		12,202,015	8,340,688	12,202,015	8,340,688

(i) Net of bank overdrafts.

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Cash and cash equivalents
6.	Investment securities
7.	Inventories
8.	Deferred income tax and social contribution
9.	Property, plant and equipment
10.	Goodwill
11.	Interest-bearing loans and borrowings
12.	Provisions
13.	Changes in equity
14.	Segment reporting
15.	Net Sales
16.	Other operating income/(expenses)
17.	Exceptional items
18.	Finance cost and income
19.	Income tax and social contribution
20.	Share-based payments
21.	Financial instruments and risks
22.	Collateral and contractual commitments, advances from customers and other
23.	Contingent liability
24.	Non-cash items
25.	Related parties
26.	Events after the reporting period

1.    CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil, has purpose directly or through the participation in other companies, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its and third party products, the sale of promotional and advertising materials and the direct or indirect exploitation of bars, restaurants, snack bars and the like, among others.

The Company’s shares and ADR’s (American Depositary Receipts) are listed on the B3 S.A.- Brasil, Bolsa, Balcão as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved by the Board of Directors on October 24, 2018.

(b)   Major corporate events in 2018 and 2017:

Application of inflation accounting and financial reporting in hyperinflationary economies

In June 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018 (beginning of the reporting period in which it identifies the existence of hyperinflation).

Under IAS 29, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period and conversion into Brazilian Real at the period closing exchange rate.

Consequently, the company has applied hyperinflation accounting for its Argentinean subsidiaries in these consolidated interim financial statements applying the IAS 29 rules as follows:

•      hyperinflation accounting was applied as of 1 January 2018 (under paragraph 4 of IAS 29, the standard applies to the financial statements of any entity from the beginning of the reporting period in which it identifies the existence of hyperinflation);

•      non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina  were restated using an inflation index. The hyperinflation impacts resulting from changes in the general purchasing power until 31 December 2017 were reported in retained earnings and the impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 18 - Finance cost and income). Under paragraph 3 of IAS 29, there is no a general price index, but allow to be executed judgement when restatement of financial statements  becomes necessary. That way, the index used was based in Resolution 539/18 issued by Argentine Federation of Professional Boards on Economic Sciences: i) from January 1st, 2017 onwards the national IPC (national consumer price index); ii) to December 31,2016 the IPIM (wholesale price index);

•      the income statement is adjusted at the end of each reporting period using the change in the general price  index and is converted at the closing exchange rate of each period (rather than the year to date average rate for non-hyperinflationary economies), thereby restating the year to date income statement account both for inflation index and currency conversion;

•      the prior year income statement and the first and second quarter of 2018 and balance sheet of the Argentinean subsidiaries were not restated. Under paragraph 42 (b) of IAS 21 when amounts are translated into the currency of a non-hyperinflationary economy, comparative amounts shall be those that were presented as current year amounts in the relevant prior year financial statements (i.e. not adjusted for subsequent changes in the price level or subsequent changes in exchange rates).

The net assets impacts of the Company on September 30, 2018 are presents as below:

Assets	09/30/2018

Inventories	43,578
Current assets	43,578

Property, plant and equipment	996,993
Intangible	774,375
Goodwill	1,331,695
Non-current assets	3,103,063

Total assets	3,146,641

Equity and liabilities

Deferred tax liabilities	488,001
Non-current liabilities	488,001

Total liabilities	488,001

Equity
Reserves	(450,610)
Carrying value adjustments	933,337
Retained earnings	2,177,394
Equity attributable to equity holders of Ambev	2,660,121
Non-controlling interests	(1,481)
Total Equity	2,658,640

Total equity and liabilities	3,146,641

The Argentinean full year 2017 results were translated at an average rate of 0.193096 Argentinean pesos per Brazilian Real. The year to date September 2018 results, was corrected by inflation index and, later translated at the September closing rate of 0.097903 Argentinean pesos per Brazilian Real, in consequence of IAS 29 application.

In the nine-month period ended September 30, 2018, the utilization to Hyperinflation Accounting in accordance with the IFRS rules, resulted in (i) a positive R$115,405 adjustment reported in the finance results, (ii) a negative impact on the Profit of R$273,415.

Sale of subsidiary

On June 8, 2018 the Company concluded the sale of all shares of the subsidiary, Barbados Bottling Co. Limited, active in the Soft drink segment, by the amount of US$53 million, corresponding to R$179 million. An result of this transaction the Company recorded a gain of US$22 million, corresponding to R$75 million on the transaction date and to R$77 million in September 30, 2018, in the income statement as Exceptional item.

Sales of Budweiser in Panama

On May 15th, 2018, the Board of Directors of Ambev approved the distribution, sale and marketing of the brand Budweiser in Panama a subsidiary of the Company.

Perpetual licensing agreement with Quilmes

In September 2017, Quilmes, a subsidiary of Ambev, entered into an agreement whereby AB InBev will grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by AB InBev from the Chilean company Compañia Cervecerías Unidas S.A. - CCU. The agreement also foreseed the transfer of the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related business assets along with US$50 million by Quilmes to CCU. The transaction was closed on May 2, 2018, following the approval, on April 27, 2018, by the Argentinean antitrust authority (Comisión Nacional de Defensa de la Competencia) of the main transaction documents and verification of other usual conditions closing. The Company recorded a gain of R$50 million in the income statement as a result of the application of the accounting practice for the exchange of assets involving transactions under common control as Exceptional item.

Acquisition of new loans

In January 2018, the Ambev S.A., through the Labatt Brewing Company Limited and Ambev Luxemburgo subsidiaries, acquired two new loans totaling approximately R$2.0 billion, maturing date in up to one year.

Renegotiation of shareholders agreement from Tenedora

On December 1st, 2017, Ambev  informed  its  shareholders  and  the  general  market  that  the  E. León Jimenes, S.A. (“ELJ”), partner of Ambev in Tenedora, S.A. (“Tenedora”), which holds almost all shares of Cervecería Nacional Dominicana, S.A (“CND”), would exercise partially, as provide for in shareholders’ agreement of Tenedora, ELJ put option with relation to approximately 30% of capital stock by Tenedora. Due the partial put exercise option, the Company will pay to ELJ the amount of USD 926.5 million and would be the holder of approximately 85% of Tenedora, and ELJ will remain with 15% interest of CND. Considering the strategic importance of alliance with the ELJ, the  Board of Directors of Ambev approved this date the change of the call option term from 2019 to 2022. The transaction was subject to certain conditions precedent that was concluded on January 18, 2018.

Adherence to the Special Tax Regularization Program - PERT 2017

During the third quarter of 2017, the Company adhere a Special Program for Tax Regularization, fixed by Provisional Measure no. 783, from May 31, 2017, extended by the Provisional Measure no. 798 (“PERT 2017 in August, 30 2017”), undertaking to pay some tax assessments that were in dispute, including debts from its subsidiaries, for a total amount of R$3.5 billion, already considering discounts according to the program, having paid the amount of approximately R$960 million in 2017 and undertaking to pay the remaining value in 145 monthly installments, with interest, starting in January, 2018, the installments owed until moment, have been paid.

Exchange contracts for future financial flows - Equity Swap

On May 16th, 2017, the Board of Directors of Ambev approved the execution, by and between the Company, or its subsidiaries, and financial institutions to be approved by the Board of Officers, of equity swaps, having as underlying asset the shares issued by the Company or American Depositary Receipts representing these shares (“ADRs”). The settlement of the equity swap will take place within a maximum period of 18 months from this date, and the agreements may cover an exposure of up to 80 million common shares, with a limit value of up to R$ 2.3 billion.

On December 21, 2017 Ambev's Board of Directors approved the conclusion of new equity swap contracts, without prejudice of the liquidation, within the regulatory term, of the contracts still in force. The new contracts may cover the exposure in up to 44 million common shares (of which all or part may be through ADR's), with a limit value of up to R$820 million, plus the balances of contracts executed in the context of the approval of May 16, 2017 and have not yet settled.

On May 15, 2018 Ambev’s Board of Directors approved the conclusion of new equity swap contracts, without prejudice of the liquidation, within the regulatory term, of the contracts still in force. The new contracts may cover the exposure in up to 80 million common shares (of which all or part may be through ADR's), with a limit value of up to R$1.8 billion, plus the balances of contracts executed in the context of the approval of May 16, 2017 and December 21, 2017 and not yet settled.

2.    STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the accounting basis of going concern and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2017. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a)    Summary of significant accounting policies (Note 3);

(b)   Exceptional items (Note 8);

(c)    Payroll and related benefits (Note 9);

(d)   Additional information on operating expenses by nature (Note 10);

(e)    Intangible assets (Note 15);

(f)    Trade receivables (Note 19);

(g)   Changes in equity (Note 21);

(h)   Interest-bearing loans and borrowings (Note 22);

(i)     Employee benefits (Note 23);

(j)     Trade payables (Note 25);

(k)   Operating leases (Note 28);

(l)     Contingent liability (Note 30);

(m) Group Companies (Note 33);

(n)   Insurance (Note 34)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as of September 30, 2018 in relation to those presented in the financial statements for the year ended December 31, 2017, except for the polices described below:

IFRS 9 - Financial Instruments replace IAS 39 for periods beginning on after 1 January 2018), introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more effective recognition; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of the policies and aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

The company has applied IFRS 9 Financial Instruments as of the effective date, without restatement of the comparative information for the period beginning 1 January 2017. Consequently, the disclosures for the comparative periods follow the classification and measurement requirements under IAS 39. The company performed an impact assessment and concluded that IFRS 9 Financial Instruments does not impact materially its financial position, financial performance or risk management activities.

IFRS 15 - Revenue from Contracts with Customers requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. The new standard for periods beginning on after 1 January 2018 result in more and enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The company has applied IFRS 15 Revenue from Contracts with Customers as of the effective date in accordance with the modified retrospective application. Under this approach, the cumulative effect of initially applying IFRS 15 must be recognized as an adjustment to the opening balance of equity at the date of initial application and comparative periods are not restated. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease of the Retained earnings by R$355,383, to reflect the changes in accounting policies related to performance that, in accordance whit the IFRS 15, should be related to the transaction price underlying 2017 revenue.

(a)   Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the interim financial statements is historical cost, net realizable value, fair value or recoverable amount.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. Although IFRSs anticipate early adoption, in Brazil, regulators have prevented this anticipation in order to preserve aspects of comparability. Accordingly, for the period ended September 30, 2018, these standards were not applied in the preparation of these financial statements:

IFRS 16 – Leases (effective from annual periods beginning on or after 1 January 2019) replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

The company is in process of assessing the full impact of IFRS 16 and expects changes in the presentation of operating leases in the balance sheet beginning on or after 1 January 2019.

Other Standards, Interpretations and Amendments to Standards

The other amendments to standards effective for annual periods beginning after 1 January 2018, have not been listed above because of either their non-applicability to or their immateriality to Ambev’s consolidated financial statements.

4.    USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements;

(ix) measurement of financial instruments, including derivatives; and

(x) inflation accounting and financial reporting in hyperinflationary economies.

 The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the Company are involved in tax audits usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until its conclusion.

As described in Note 1 (b) Application of inflation accounting and financial reporting in hyperinflationary economies, under paragraph 3 of IAS 29, there are no a general price index, but allow to be executed judgement when restatement of financial statements  becomes necessary. That way, the index used was based in Resolution 539/18 issued by Argentine Federation of Professional Boards on Economic Sciences: i) from January 1st, 2017 onwards the national IPC (national consumer price index); ii) to December 31,2016 the IPIM (wholesale price index)

5.        CASH AND CASH EQUIVALENTS

	09/30/2018	12/31/2017

Cash	231,832	588,900
Current bank accounts	3,653,691	5,077,083
Short term bank deposits (i)	8,342,146	4,688,544
Cash and cash equivalents	12,227,669	10,354,527

Bank overdrafts	(25,654)	(1,792)
Cash and cash equivalents less bank overdraft	12,202,015	10,352,735

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

6.        INVESTMENTS SECURITIES

	09/30/2018	12/31/2017

Financial asset at fair value through profit or loss-held for trading	13,008	11,883
Current investments securities	13,008	11,883

Debt held-to-maturity(i)	164,169	121,956
Non-current investments securities	164,169	121,956

Total	177,177	133,839

(i) The balance refers substantially to Bank Deposit Certificates - CDB linked to tax incentives and don’t have  an immediate convertibility in a known amount of cash.

7.        INVENTORIES

	09/30/2018	12/31/2017

Finished goods	2,201,935	1,528,434
Work in progress	369,092	309,567
Raw material	1,942,027	1,816,331
Consumables	114,839	77,208
Spare parts and other	563,638	476,924
Prepayments	276,759	210,861
Impairment losses	(119,203)	(100,352)
	5,349,087	4,318,973

Write-offs/losses on inventories recognized in the income statement amounted to R$57,513 in the period ended in September 30, 2018 (R$55,683 in the period ended in September 30, 2017).

8.        DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the interim financial statement of assets and liabilities. The rates of these taxes in Brazil, which are expected at the realization of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, with operational activity, expected rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America (i)	from 14% to 35%
Canada	26%

(i) Amendments to Argentine tax legislation approved on December 29, 2017 affect the Company beginning in October 2018 and reduce the income tax rate in the first two years from 35% to 30% and, as a after, to 25%.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	09/30/2018			12/31/2017
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	54,947	(289,743)	(234,796)	39,028	-	39,028
Intangible	74,052	(1,081,935)	(1,007,883)	-	(719,481)	(719,481)
Employee benefits	685,200	(34)	685,166	631,067	-	631,067
Trade payables	2,132,084	(273,717)	1,858,367	1,382,378	(314,154)	1,068,224
Trade receivable	46,919	(1,589)	45,330	52,256	-	52,256
Derivatives	15,571	(384,941)	(369,370)	6,816	(5,849)	967
Interest-Bearing Loans and Borrowings	45,090	(94,508)	(49,418)	-	-	-
Inventories	346,214	(41,839)	304,375	248,731	(18,123)	230,608
Property, plant and equipment	120,352	(1,334,785)	(1,214,433)	-	(920,475)	(920,475)
Withholding tax over undistributed profits and royalties	-	(949,794)	(949,794)	-	(788,594)	(788,594)
Investments in associates	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders' equity	1,263,344	-	1,263,344	-	-	-
Loss carryforwards	852,596	-	852,596	500,952	-	500,952
Provisions	411,359	(20,466)	390,893	347,337	(39,698)	307,639
Complement of income tax of foreign subsidiaries due in Brazil	-	(37,329)	(37,329)	-	-	-
Other items	45,273	(54,398)	(9,125)	-	(30,492)	(30,492)
Gross deferred tax assets / (liabilities)	6,093,001	(4,986,667)	1,106,334	3,208,565	(3,258,455)	(49,890)
Netting by taxable entity	(2,405,300)	2,405,300	-	(929,226)	929,226	-
Net deferred tax assets / (liabilities)	3,687,701	(2,581,367)	1,106,334	2,279,339	(2,329,229)	(49,890)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At September 30, 2018 the assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement by temporary differences as follows:

	09/30/2018
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	(234,796)	(234,796)
Intangible	(1,664)	(1,006,219)	(1,007,883)
Employee benefits	80,233	604,933	685,166
Trade payables	(205,501)	2,063,868	1,858,367
Trade receivable	39,717	5,613	45,330
Derivatives	(358,146)	(11,224)	(369,370)
Interest-bearing loans and borrowings	(29,953)	(19,465)	(49,418)
Inventories	284,875	19,500	304,375
Property, plant and equipment	(81,439)	(1,132,994)	(1,214,433)
Withholding tax over undistributed profits and royalties	(74,643)	(875,151)	(949,794)
Investments in associates	-	(421,589)	(421,589)
Interest on shareholders' equity	1,263,344	-	1,263,344
Provisions	171,480	219,413	390,893
Complement of income tax of foreign subsidiaries due in Brazil	(37,329)	-	(37,329)
Other items	(1,257)	(7,868)	(9,125)
Total	1,049,717	(795,979)	253,738

Deferred tax related to tax losses	09/30/2018
2018	269,083
2019	98,332
2020	79,416
2021	10,608
Apart from 2022 (i)	395,157
Total	852,596

(i) There is no expectation of realization that exceeds the term of 10 years.

At September 30, 2018, deferred tax assets in the amount of R$499,283 (R$427,365 in December 31, 2017) related to tax losses and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

Major part of the deferred asset amount do not have carryforward limit for utilization and the tax losses carried forward in relation to them are equivalent to R$1,997,130 in September 30, 2018 (R$1,709,461 in December 31, 2017).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2017	(49,890)
Full recognition of actuarial gains/(losses)	1,479
Investment hedge in foreign operations	61,352
Investment hedge - put option of a subsidiary interest	68,898
Cash flow hedge - gains/(losses)	(459,860)
Gains/(losses) on translation of other foreign operations	692,949
Recognized in other comprehensive income	364,818
Recognized in income statement	1,204,819
Changes directly in balance sheet	(413,413)
Recognized in deferred tax	(487,272)
Effect of application of IAS 29 (hyperinflation)	(448,344)
Acquisition through exchange transaction of shareholdings	(38,928)
Recognized in other group of balance sheet	73,859
At September 30, 2018	1,106,334

9.        PROPERTY, PLANT AND EQUIPMENT

	09/30/2018					12/31/2017
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	8,961,829	24,538,753	5,076,403	1,257,962	39,834,947	37,419,363
Effect of movements in foreign exchange	278,214	493,587	2,827	76,523	851,151	18,628
Effect of application of IAS 29 (hyperinflation)	420,814	1,527,314	368,667	55,527	2,372,322	-
Acquisition through exchange transaction of shareholdings	99,298	97,662	-	206	197,166	204,189
Acquisitions	7,351	404,053	57,434	1,709,607	2,178,445	3,175,486
Disposals	(7,121)	(433,852)	(239,462)	(115)	(680,550)	(706,845)
Transfer to other asset categories	220,167	780,660	278,111	(1,414,845)	(135,907)	(310,910)
Others	-	7,436	-	-	7,436	35,036
Balance at end	9,980,552	27,415,613	5,543,980	1,684,865	44,625,010	39,834,947

Depreciation and Impairment
Balance at end of previous year	(2,585,748)	(14,973,468)	(3,453,404)	-	(21,012,620)	(18,265,527)
Effect of movements in foreign exchange	(78,539)	(535,061)	(51,988)	-	(665,588)	(116,585)
Effect of application of IAS 29 (hyperinflation)	(76,745)	(936,568)	(287,250)	-	(1,300,563)	-
Depreciation	(240,484)	(1,765,329)	(524,615)	-	(2,530,428)	(3,200,379)
Impairment losses	(4,104)	(73,454)	(39)	-	(77,597)	(125,185)
Disposals and write-off	7,366	391,242	233,581	-	632,189	654,320
Transfer to other asset categories	(398)	(6,053)	3,449	-	(3,002)	32,899
Others	-	5,633	-	-	5,633	7,837
Balance at end	(2,978,652)	(17,893,058)	(4,080,266)	-	(24,951,976)	(21,012,620)
Carrying amount:
December 31, 2017	6,376,081	9,565,285	1,622,999	1,257,962	18,822,327	18,822,327
September 30, 2018	7,001,900	9,522,555	1,463,714	1,684,865	19,673,034	-

Capitalized interests and fixed assets provided as security are not material. The company is in process of assessing the full impact of IFRS 16 and expects changes in the presentation of operating leases in the balance sheet beginning on or after 1 January 2019.

10.    GOODWILL

	09/30/2018	12/31/2017

Balance at end of previous year	31,401,874	30,511,200
Effect of movements in foreign exchange	2,079,229	489,689
Effect of application of IAS 29 (hyperinflation)	1,331,695	-
Acquisition, disposal and exchange transaction of shareholdings	(34,576)	400,985
Balance at the end of year	34,778,222	31,401,874

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	09/30/2018	12/31/2017
LAN:
Brazil	BRL	17,668,393	17,668,393
Goodwill		102,911,026	102,911,026
Non-controlling transactions (i)		(85,242,633)	(85,242,633)
Dominican Republic	DOP	3,647,352	3,163,679
Cuba (ii)	USD	2,018	2,672
Panama	PAB	1,391,144	1,149,332

LAS:
Argentina (iii)	ARS	1,584,138	443,826
Bolivia	BOB	1,416,260	1,170,108
Chile	CLP	52,937	47,007
Paraguay	PYG	905,947	786,071
Uruguay	UYU	178,781	170,675

NA:
Canada	CAD	7,931,252	6,800,111
		34,778,222	31,401,874

(i) It refers to the exchange of shareholdings operation occurred in 2013 as a result of the adoption of the predecessor basis of accounting.

(ii) The functional currency of Cuba, the Cuban convertible peso (CUC), has fixed parity with the dollar (USD) at balance sheet date.

(iii)Variation as described in Note 1 (b) Application of inflation accounting and financial reporting in hyperinflationary economies.

11.    INTEREST-BEARING LOANS AND BORROWINGS

	09/30/2018	12/31/2017

Secured bank loans	3,424,273	879,638
Unsecured bank loans	268,249	394,267
Other unsecured loans	36,167	38,423
Financial leasing	6,870	8,794
Current liabilities	3,735,559	1,321,122

Secured bank loans	914,136	589,237
Unsecured bank loans	90,445	413,749
Debentures and unsecured bond issues	104,191	102,739
Other unsecured loans	110,945	101,509
Financial leasing	25,495	24,694
Non-current liabilities	1,245,212	1,231,928

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 21 – Financial instruments and risks.

Contractual clauses (covenants)

As at September 30, 2018, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), where collateral were provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company predicted only guarantees as personal collateral or are unsecured. The most loan contracts contained financial covenants including: financial covenants, including limitation on new indebtedness; going-concern; maintenance, in use or in good condition for the business, of the Company's assets; restrictions on acquisitions, mergers, sale or disposal of its assets; disclosure of financial statements under Brazilian GAAP and IFRS; and/or no prohibition related to new real guarantees for loans contracted, except if: (i) expressly authorized under the aforementioned loan agreement, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (eg World Bank) or located in jurisdictions in which the Company operates.

As at September 30, 2018, the Company was in compliance with all its contractual obligations for its loans and financings.

12.    PROVISIONS

(a) Provision changes

	Balance as of December 31, 2017	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of September 30, 2018

Restructuring	8,099	1,347	-	-	9,446

Provision for disputes and litigations
Taxes on sales	226,268	718	52,121	(34,970)	244,137
Income tax	157,011	6,672	5,331	(82)	168,932
Labor	129,396	(16,904)	135,782	(131,219)	117,055
Civil	35,273	(235)	44,320	(21,871)	57,487
Others	125,490	(9,248)	35,791	(43,114)	108,919
Total of provision for disputes and litigations	673,438	(18,997)	273,345	(231,256)	696,530

Total provisions	681,537	(17,650)	273,345	(231,256)	705,976

(b)   Disbursement expectative

	Balance as of September 30, 2018	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	9,446	8,502	-	944	-

Provision for disputes and litigations
Taxes on sales	244,137	25,716	195,839	5,457	17,125
Income tax	168,932	33,592	110,449	24,891	-
Labor	117,055	79,258	18,280	12,790	6,727
Civil	57,487	18,122	33,458	3,464	2,443
Others	108,919	7,964	26,016	72,022	2,917
Total of provision for disputes and litigations	696,530	164,652	384,042	118,624	29,212

Total provisions	705,976	173,154	384,042	119,568	29,212

The expected settlement of provisions was based on management’s best estimate at the interim balance sheet date.

(c) Main lawsuits with probable likelihood of loss:

(c.1) Income and Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to Income tax, ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(c.2) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company is involved in civil lawsuits considered with probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 23 - Contingent liability.

13.    CHANGES IN EQUITY

(a) Capital stock

		09/30/2018		09/30/2017
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance as per statutory books	15,717,615	57,614,140	15,717,615	57,614,140
Share issued	4,532	96,062	-	-
	15,722,147	57,710,202	15,717,615	57,614,140

(b)   Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2017	(894,994)	53,662,811	700,898	1,232,194	54,700,909
Capital Increase	-	-	-	(89,876)	(89,876)
Effect of application of IAS 29 (hyperinflation) (i)	-	-	-	(9,272)	(9,272)
Purchase of shares and result on treasury shares	10,636	-	-	-	10,636
Share-based payments	-	-	-	124,320	124,320
At September 30, 2018	(884,358)	53,662,811	700,898	1,257,366	54,736,717

(i) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total
At December 31, 2016	(908,676)	53,662,811	700,898	1,074,747	54,529,780
Purchase of shares and result on treasury shares	6,627	-	-	-	6,627
Share-based payments	-	-	-	76,197	76,197
At September 30, 2017	(902,049)	53,662,811	700,898	1,150,944	54,612,604

(b.1) Purchase of shares and result of treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions and others.

Follows the changes of treasury shares:

	Purchase /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real
At December 31, 2017	7,394	(139,665)	(755,329)	(894,994)
Changes during the year	(5,423)	99,181	(88,545)	10,636
At September 30, 2018	1,971	(40,484)	(843,874)	(884,358)

	Purchase /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At December 31, 2016	16,512	(312,670)	(596,006)	(908,676)
Changes during the year	(6,714)	129,329	(122,702)	6,627
At September 30, 2017	9,798	(183,341)	(718,708)	(902,049)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redemptions, reimbursement or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev economic group acquire shares of the Company.

The share-based payment reserve recorded a charge of R$118,377 at September 30, 2018 (R$127,193 at September 30, 2017) (Note 20 – Share-based payments).

(c)    Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total
At December 31, 2017	1,267,721	4,456	7,388,058	-	8,660,235

At September 30, 2018	1,267,721	4,456	7,388,058	-	8,660,235

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total
At December 31, 2016	3,859,995	4,456	5,835,797	-	9,700,248

At September 30, 2017	3,859,995	4,456	5,835,797	-	9,700,248

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) to investment reserve to support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year on December 31, 2018 and therefore not being used as a basis for dividend distribution, is composed of:

	09/30/2018	09/30/2017
ICMS (Brazilian State value added)	1,288,718	1,266,665
Income tax	237,561	172,176
	1,526,279	1,438,841

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31,an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

Events during nine-month period ended September 30, 2018:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	05/15/2018	Dividends	07/30/2018	2018	ON	0.1600	2,515,101
							2,515,101

Events during nine-month period ended September 30, 2017:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	05/16/2017	Dividends	07/17/2017	2017	ON	0.1600	2,513,077
							2,513,077

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2017	1,639,099	368,806	(1,144,468)	(2,771,248)	2,099,921	156,091	(75,314,671)	(74,966,470)
Comprehensive income:
Gains/(losses) on translation of foreign operations	2,801,505	-	-	-	-	-	-	2,801,505
Cash flow hedges	-	1,250,776	-	-	-	-	-	1,250,776
Actuarial gains/(losses)	-	-	(6,892)	-	-	-	-	(6,892)
Total Comprehensive income	2,801,505	1,250,776	(6,892)	-	-	-	-	4,045,389
Effect of application of IAS 29 (hyperinflation) (i)	933,337	(441,338)	-	-	-	-	-	491,999
Gains/(losses) of controlling interest´s share (ii)	460,105	787	3,540	2,651,165	(2,073,093)	-	-	1,042,504
Tax on fictitious dividends	-	-	-	-	(6,931)	-	-	(6,931)
At September 30, 2018	5,834,046	1,179,031	(1,147,820)	(120,083)	19,897	156,091	(75,314,671)	(69,393,509)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2016	(289,483)	(144,568)	(1,262,170)	(2,390,843)	2,150,643	156,091	(75,238,790)	(77,019,120)
Comprehensive income:
Gains/(losses) on translation of foreign operations	64,057	-	-	-	-	-	-	64,057
Cash flow hedges	-	321,483	-	-	-	-	-	321,483
Actuarial gains/(losses)	-	-	173,809	-	-	-	-	173,809
Total Comprehensive income	64,057	321,483	173,809	-	-	-	-	559,349
Gains/(losses) of controlling interest´s share	-	-	-	-	(690)	-	-	(690)
At September 30, 2017	(225,426)	176,915	(1,088,361)	(2,390,843)	2,149,953	156,091	(75,238,790)	(76,460,461)

(i) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

(ii) As described in Note 1 (b) Renegotiation of shareholders agreement from Tenedora.

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim financial statements with functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 21 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on monthly basis the results of these estimated actuarial gains and losses based on the expectations presented in the independent actuarial report.

The actuarial gain of R$158,509 in 2017 arising from the surplus reverted to the Sponsor, originating from Ambev Private Pension Institute of the defined benefits plan was fully recorded under the heading of actuarial gains and losses in equity.

 (d.4) Options granted on subsidiary

As part of the agreement to acquire the shares of Tenedora, an option to sell (“put”) was issued by Ambev in favor of E. León Jimenes, S.A. (“ELJ”) and an option to purchase (“call”) was issued from ELJ in favor of Ambev, which may result in an acquisition by Ambev of the remaining shares of Tenedora, for a value based on EBITDA, discounted of net debt, from operations, being put exercisable at any time. As disclosed in Note 1 (b) Renegotiation of shareholders agreement from Tenedora, on January 18, 2018, the  ELJ exercised partially its put option related to approximately 30% of capital stock by Tenedora. Due to the partial exercise of put option, the Company became the owner of approximately 85% of Tenedora. Additionally, was approved the change of the call option term from 2019 to 2022.

On September 30, 2018 the put option held by ELJ is valued at R$2,174,774 (R$5,520,155 on December 31, 2017) and the liability categorized as “Level 3”, as the Note 21 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and the fair value is revaluated on an annual basis.

As part of the agreement to acquire the shares of Sucos do Bem, a put option and a call option on minority shareholders' participation determined by gross revenue of its products and exercisable from 2020 has been granted, with a few exceptions. On September 30, 2018 the put option is valued at R$134,623 (R$131,980 on December 31, 2017).

The reconciliation of changes in these options is presented in Note 21 – Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments when applicable, due to the adoption of the predecessor basis of accounting.

14.    SEGMENT REPORTING

(a)      Reportable segments – nine-month periods ended in:

	Latin America - North (i)		Latin America - South (ii)		Canada		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Net sales	22,263,233	21,001,694	6,770,178	7,284,841	5,180,096	4,585,526	34,213,507	32,872,061
Cost of sales	(8,586,649)	(8,671,620)	(2,801,313)	(2,880,816)	(1,830,732)	(1,501,016)	(13,218,694)	(13,053,452)
Gross profit	13,676,584	12,330,074	3,968,865	4,404,025	3,349,364	3,084,510	20,994,813	19,818,609
Distribution expenses	(3,162,790)	(2,990,480)	(665,482)	(693,079)	(962,704)	(821,222)	(4,790,976)	(4,504,781)
Sales and marketing expenses	(2,782,470)	(2,729,285)	(831,897)	(817,849)	(751,561)	(694,980)	(4,365,928)	(4,242,114)
Administrative expenses	(1,267,209)	(1,116,598)	(275,973)	(289,084)	(228,826)	(199,224)	(1,772,008)	(1,604,906)
Other operating income/(expenses)	752,381	748,100	(49,252)	14,707	(5,745)	4,179	697,384	766,986
Exceptional items	57,320	(43,779)	(40,452)	(37,493)	-	-	16,868	(81,272)
Income from operations (EBIT)	7,273,816	6,198,032	2,105,809	2,581,227	1,400,528	1,373,263	10,780,153	10,152,522
Net finance cost	(1,301,653)	(1,605,039)	(829,456)	(559,057)	(73,332)	(82,253)	(2,204,441)	(2,246,349)
Share of result of joint ventures	(1,248)	660	-	-	1,148	1,106	(100)	1,766
Income before income tax	5,970,915	4,593,653	1,276,353	2,022,170	1,328,344	1,292,116	8,575,612	7,907,939
Income tax expense	306,144	(2,227,655)	(492,547)	(652,760)	(475,313)	(476,370)	(661,716)	(3,356,785)
Net income	6,277,059	2,365,998	783,806	1,369,410	853,031	815,746	7,913,896	4,551,154

Normalized EBITDA(iii)	9,200,138	8,202,531	2,846,459	3,111,784	1,576,858	1,537,114	13,623,455	12,851,429
Exceptional items	57,320	(43,779)	(40,452)	(37,493)	-	-	16,868	(81,272)
Depreciation. amortization and impairment	(1,983,642)	(1,960,720)	(700,198)	(493,064)	(176,330)	(163,851)	(2,860,170)	(2,617,635)
Net finance costs	(1,301,653)	(1,605,039)	(829,456)	(559,057)	(73,332)	(82,253)	(2,204,441)	(2,246,349)
Share of result of joint ventures	(1,248)	660	-	-	1,148	1,106	(100)	1,766
Income tax expense	306,144	(2,227,655)	(492,547)	(652,760)	(475,313)	(476,370)	(661,716)	(3,356,785)
Net income	6,277,059	2,365,998	783,806	1,369,410	853,031	815,746	7,913,896	4,551,154

Normalized EBITDA margin in %	41.3%	39.1%	42.0%	42.7%	30.4%	33.5%	39.8%	39.1%

Acquisition of property, plant and equipment	1,604,550	1,272,424	491,408	602,461	122,196	164,397	2,218,154	2,039,282

	09/30/2018	12/31/2017	09/30/2018	12/31/2017	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Segment assets	50,664,005	48,811,664	13,032,387	11,558,524	12,184,500	10,204,929	75,880,892	70,575,117
Intersegment elimination							(2,424,357)	(3,077,679)
Non-segmented assets							22,234,508	19,354,551
Total assets							95,691,043	86,851,989

Segment liabilities	18,322,773	23,031,617	3,618,686	6,015,233	4,374,203	3,700,157	26,315,662	32,747,007
Intersegment elimination							(2,424,330)	(3,077,693)
Non-segmented liabilities							71,799,711	57,182,675
Total liabilities							95,691,043	86,851,989

(i) Latin America – North: includes operations in Brazil and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica,  Antigua, Cuba,  Barbados, Panama, Puerto Rico and Costa Rica).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of joint ventures (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

(b)     Reportable segments – three-month periods ended in:

	Latin America - North (i)		Latin America - South (ii)		Canada		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Net sales	7,732,829	7,196,331	1,290,141	2,434,805	2,040,773	1,731,167	11,063,743	11,362,303
Cost of sales	(2,981,315)	(2,911,914)	(687,498)	(959,685)	(701,900)	(610,523)	(4,370,713)	(4,482,122)
Gross profit	4,751,514	4,284,417	602,643	1,475,120	1,338,873	1,120,644	6,693,030	6,880,181
Distribution expenses	(1,082,541)	(1,003,911)	(111,317)	(221,157)	(381,833)	(301,001)	(1,575,691)	(1,526,069)
Sales and marketing expenses	(840,784)	(959,805)	(200,093)	(242,045)	(276,073)	(243,122)	(1,316,950)	(1,444,972)
Administrative expenses	(472,816)	(380,685)	(49,623)	(88,375)	(94,666)	(59,407)	(617,105)	(528,467)
Other operating income/(expenses)	204,894	245,444	(12,422)	6,392	5,824	1,754	198,296	253,590
Exceptional items	(7,976)	(13,971)	(4,851)	(6,522)	-	-	(12,827)	(20,493)
Income from operations (EBIT)	2,552,291	2,171,489	224,337	923,413	592,125	518,868	3,368,753	3,613,770
Net finance cost	(540,270)	(469,292)	(60,154)	(156,573)	(10,656)	(49,067)	(611,080)	(674,932)
Share of result of joint ventures	(3,686)	(4,892)	-	-	414	357	(3,272)	(4,535)
Income before income tax	2,008,335	1,697,305	164,183	766,840	581,883	470,158	2,754,401	2,934,303
Income tax expense	407,949	(2,550,593)	(71,168)	(69,440)	(199,076)	(177,780)	137,705	(2,797,813)
Net income	2,416,284	(853,288)	93,015	697,400	382,807	292,378	2,892,106	136,490

Normalized EBITDA(iii)	3,225,949	2,851,411	572,509	1,101,759	652,304	598,763	4,450,762	4,551,933
Exceptional items	(7,976)	(13,971)	(4,851)	(6,522)	-	-	(12,827)	(20,493)
Depreciation. amortization and impairment	(665,682)	(665,951)	(343,321)	(171,824)	(60,179)	(79,895)	(1,069,182)	(917,670)
Net finance costs	(540,270)	(469,292)	(60,154)	(156,573)	(10,656)	(49,067)	(611,080)	(674,932)
Share of result of joint ventures	(3,686)	(4,892)	-	-	414	357	(3,272)	(4,535)
Income tax expense	407,949	(2,550,593)	(71,168)	(69,440)	(199,076)	(177,780)	137,705	(2,797,813)
Net income	2,416,284	(853,288)	93,015	697,400	382,807	292,378	2,892,106	136,490

Normalized EBITDA margin in %	41.7%	39.6%	44.4%	45.3%	32.0%	34.6%	40.2%	40.1%

(i) Latin America – North: includes operations in Brazil and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica,  Antigua, Cuba,  Barbados, Panama, Puerto Rico and Costa Rica).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of joint ventures (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

(c)      Additional information – by Business unit:

				Nine-month period ended:						Three-month period ended:
	Latin America - North						Latin America - North
	CAC		Brazil		Total		CAC		Brazil		Total
	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Net sales	4,099,327	3,349,373	18,163,906	17,652,321	22,263,233	21,001,694	1,572,076	1,163,194	6,160,753	6,033,137	7,732,829	7,196,331
Cost of sales	(1,779,053)	(1,468,543)	(6,807,596)	(7,203,077)	(8,586,649)	(8,671,620)	(718,705)	(515,217)	(2,262,610)	(2,396,697)	(2,981,315)	(2,911,914)
Gross profit	2,320,274	1,880,830	11,356,310	10,449,244	13,676,584	12,330,074	853,371	647,977	3,898,143	3,636,440	4,751,514	4,284,417
Distribution expenses	(437,646)	(384,705)	(2,725,144)	(2,605,775)	(3,162,790)	(2,990,480)	(166,358)	(131,144)	(916,183)	(872,767)	(1,082,541)	(1,003,911)
Sales and marketing expenses	(420,437)	(370,914)	(2,362,033)	(2,358,371)	(2,782,470)	(2,729,285)	(146,596)	(129,463)	(694,188)	(830,342)	(840,784)	(959,805)
Administrative expenses	(224,976)	(168,467)	(1,042,233)	(948,131)	(1,267,209)	(1,116,598)	(79,496)	(47,532)	(393,320)	(333,153)	(472,816)	(380,685)
Other operating income/(expenses)	18,616	33,180	733,765	714,920	752,381	748,100	3,266	31,847	201,628	213,597	204,894	245,444
Exceptional items	74,543	(20,726)	(17,223)	(23,053)	57,320	(43,779)	840	(3,317)	(8,816)	(10,654)	(7,976)	(13,971)
Income from operations (EBIT)	1,330,374	969,198	5,943,442	5,228,834	7,273,816	6,198,032	465,027	368,368	2,087,264	1,803,121	2,552,291	2,171,489
Net finance cost	(62,011)	(68,646)	(1,239,642)	(1,536,393)	(1,301,653)	(1,605,039)	(36,229)	(12,167)	(504,041)	(457,125)	(540,270)	(469,292)
Share of result of joint ventures	4,439	7,944	(5,687)	(7,284)	(1,248)	660	(1,692)	(1,946)	(1,994)	(2,946)	(3,686)	(4,892)
Income before income tax	1,272,802	908,496	4,698,113	3,685,157	5,970,915	4,593,653	427,106	354,255	1,581,229	1,343,050	2,008,335	1,697,305
Income tax expense	(317,149)	(240,208)	623,293	(1,987,447)	306,144	(2,227,655)	(131,586)	(85,097)	539,535	(2,465,496)	407,949	(2,550,593)
Net income	955,653	668,288	5,321,406	1,697,710	6,277,059	2,365,998	295,520	269,158	2,120,764	(1,122,446)	2,416,284	(853,288)

Normalized EBITDA (i)	1,577,738	1,282,985	7,622,400	6,919,546	9,200,138	8,202,531	584,729	474,156	2,641,220	2,377,255	3,225,949	2,851,411
Exceptional items	74,543	(20,726)	(17,223)	(23,053)	57,320	(43,779)	840	(3,317)	(8,816)	(10,654)	(7,976)	(13,971)
Depreciation, amortization and impairment	(321,907)	(293,061)	(1,661,735)	(1,667,659)	(1,983,642)	(1,960,720)	(120,542)	(102,471)	(545,140)	(563,480)	(665,682)	(665,951)
Net finance costs	(62,011)	(68,646)	(1,239,642)	(1,536,393)	(1,301,653)	(1,605,039)	(36,229)	(12,167)	(504,041)	(457,125)	(540,270)	(469,292)
Share of result of joint ventures	4,439	7,944	(5,687)	(7,284)	(1,248)	660	(1,692)	(1,946)	(1,994)	(2,946)	(3,686)	(4,892)
Income tax expense	(317,149)	(240,208)	623,293	(1,987,447)	306,144	(2,227,655)	(131,586)	(85,097)	539,535	(2,465,496)	407,949	(2,550,593)
Net income	955,653	668,288	5,321,406	1,697,710	6,277,059	2,365,998	295,520	269,158	2,120,764	(1,122,446)	2,416,284	(853,288)

Normalized EBITDA margin in %	38.5%	38.3%	42.0%	39.2%	41.3%	39.1%	37.2%	40.8%	42.9%	39.4%	41.7%	39.6%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of joint ventures, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

				Nine-month period ended:						Three-month period ended:
	Brazil						Brazil
	Beer		Soft drink and Non-alcoholic and non-carbonated		Total		Beer		Soft drink and Non-alcoholic and non-carbonated		Total
	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Net sales	15,536,963	15,104,848	2,626,943	2,547,473	18,163,906	17,652,321	5,256,792	5,188,029	903,961	845,108	6,160,753	6,033,137
Cost of sales	(5,604,671)	(5,748,706)	(1,202,925)	(1,454,371)	(6,807,596)	(7,203,077)	(1,916,422)	(1,913,489)	(346,188)	(483,208)	(2,262,610)	(2,396,697)
Gross profit	9,932,292	9,356,142	1,424,018	1,093,102	11,356,310	10,449,244	3,340,370	3,274,540	557,773	361,900	3,898,143	3,636,440
Distribution expenses	(2,223,262)	(2,114,480)	(501,882)	(491,295)	(2,725,144)	(2,605,775)	(743,485)	(710,131)	(172,698)	(162,636)	(916,183)	(872,767)
Sales and marketing expenses	(2,220,434)	(2,197,848)	(141,599)	(160,523)	(2,362,033)	(2,358,371)	(662,057)	(760,454)	(32,131)	(69,888)	(694,188)	(830,342)
Administrative expenses	(885,893)	(826,684)	(156,340)	(121,447)	(1,042,233)	(948,131)	(332,316)	(296,501)	(61,004)	(36,652)	(393,320)	(333,153)
Other operating income/(expenses)	524,189	563,688	209,576	151,232	733,765	714,920	111,057	162,628	90,571	50,969	201,628	213,597
Exceptional items	(14,584)	(19,553)	(2,639)	(3,500)	(17,223)	(23,053)	(7,529)	(8,993)	(1,287)	(1,661)	(8,816)	(10,654)
Income from operations (EBIT)	5,112,308	4,761,265	831,134	467,569	5,943,442	5,228,834	1,706,040	1,661,089	381,224	142,032	2,087,264	1,803,121
Net finance cost	(1,239,642)	(1,536,393)	-	-	(1,239,642)	(1,536,393)	(504,041)	(457,125)	-	-	(504,041)	(457,125)
Share of result of joint ventures	(5,687)	(7,284)	-	-	(5,687)	(7,284)	(1,994)	(2,946)	-	-	(1,994)	(2,946)
Income before income tax	3,866,979	3,217,588	831,134	467,569	4,698,113	3,685,157	1,200,005	1,201,018	381,224	142,032	1,581,229	1,343,050
Income tax expense	623,293	(1,987,447)	-	-	623,293	(1,987,447)	539,535	(2,465,496)	-	-	539,535	(2,465,496)
Net income	4,490,272	1,230,141	831,134	467,569	5,321,406	1,697,710	1,739,540	(1,264,478)	381,224	142,032	2,120,764	(1,122,446)

Normalized EBITDA (i)	6,585,401	6,257,864	1,036,999	661,682	7,622,400	6,919,546	2,192,977	2,187,359	448,243	189,896	2,641,220	2,377,255
Exceptional items	(14,584)	(19,553)	(2,639)	(3,500)	(17,223)	(23,053)	(7,529)	(8,993)	(1,287)	(1,661)	(8,816)	(10,654)
Depreciation, amortization and impairment	(1,458,509)	(1,477,046)	(203,226)	(190,613)	(1,661,735)	(1,667,659)	(479,408)	(517,277)	(65,732)	(46,203)	(545,140)	(563,480)
Net finance costs	(1,239,642)	(1,536,393)	-	-	(1,239,642)	(1,536,393)	(504,041)	(457,125)	-	-	(504,041)	(457,125)
Share of result of joint ventures	(5,687)	(7,284)	-	-	(5,687)	(7,284)	(1,994)	(2,946)	-	-	(1,994)	(2,946)
Income tax expense	623,293	(1,987,447)	-	-	623,293	(1,987,447)	539,535	(2,465,496)	-	-	539,535	(2,465,496)
Net income	4,490,272	1,230,141	831,134	467,569	5,321,406	1,697,710	1,739,540	(1,264,478)	381,224	142,032	2,120,764	(1,122,446)

Normalized EBITDA margin in %	42.4%	41.4%	39.5%	26.0%	42.0%	39.2%	41.7%	42.2%	49.6%	22.5%	42.9%	39.4%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of joint ventures, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of  property, plant and equipment.

15.    NET SALES

Reconciliation between gross sales and net sales:

	Nine-month period ended:		Three-month period ended:
	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Gross sales and/or services	50,615,765	50,386,994	16,233,846	17,284,655
Excise duty	(11,161,021)	(11,412,655)	(3,758,075)	(3,891,837)
Discounts	(5,241,237)	(6,102,278)	(1,412,028)	(2,030,515)
	34,213,507	32,872,061	11,063,743	11,362,303

Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

16.    OTHER OPERATING INCOME / (EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Government grants/NPV of long term fiscal incentives	622,137	646,836	213,236	219,305
(Additions)/Reversals to provisions	(33,049)	(47,854)	(17,292)	(20,153)
Gains/(losses) on disposal of property, plant and equipment, intangible assets and operation in associates	(62,501)	46,736	(41,580)	44,047
Other operating income/(expenses), net	170,797	121,268	43,932	10,391
	697,384	766,986	198,296	253,590

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

17.    EXCEPTIONAL ITEMS

	Nine-month period ended:		Three-month period ended:
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Result through exchange transaction of shareholdings (i)	28,663	-	(22,113)	-
Restructuring (ii)	(84,582)	(80,997)	11,338	(21,311)
Result on sale of subsidiary (iii)	76,990	-	2,151	-
Effect of application of IAS 29 (hyperinflation)	(4,203)	-	(4,203)	-
Others	-	(275)	-	818
	16,868	(81,272)	(12,827)	(20,493)

(i) As described in Note 1(b) Perpetual licensing agreement with Quilmes.

(ii) The restructuring expenses recognized refers mainly to realignment of structure and processes in the Latin America – North and Latin America – South geographical segment.

(iii) As described in Note 1(b) Sale of subsidiary.

18.    FINANCE COST AND INCOME

(a)     Finance costs

	Nine-month period ended:		Three-month period ended:
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Interest expense	(935,920)	(1,156,104)	(293,130)	(363,599)
Capitalized borrowings	402	2,276	284	1,659
Net Interest on pension plans	(77,308)	(75,363)	(26,927)	(25,700)
Losses on hedging instruments	(676,011)	(500,462)	(181,261)	(108,572)
Interest on provision for disputes and litigations	(108,781)	(186,277)	(62,248)	(65,536)
Exchange variation	(696,212)	(237,438)	(213,689)	(50,192)
Financial instruments at fair value through profit or loss	(4,977)	-	(2,133)	-
Tax on financial transactions	(234,553)	(114,817)	(38,675)	(43,202)
Bank guarantee expenses	(85,035)	(64,226)	(22,162)	(20,396)
Other financial results	(104,920)	(205,577)	(16,428)	(44,500)
	(2,923,315)	(2,537,988)	(856,369)	(720,038)

Non-recurring finance cost	-	(141,025)	-	(141,025)
	(2,923,315)	(2,679,013)	(856,369)	(861,063)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev interest rate risk (Note 21 – Financial instruments and risks). The interest expense are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Financial instruments measured at amortized cost	(442,958)	(322,463)	(164,672)	(101,830)
Financial instruments at fair value through profit or loss	(492,962)	(815,780)	(128,458)	(261,025)
Fair value hedge - hedged items	-	(19,798)	-	(1,902)
Fair value hedge - hedging instruments	-	1,937	-	1,158
	(935,920)	(1,156,104)	(293,130)	(363,599)

(b)     Finance income

	Nine-month period ended:		Three-month period ended:
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Interest income	301,868	333,837	104,953	107,414
Gains on derivative	80,642	79,399	-	75,456
Financial instruments at fair value through profit or loss	189,541	6,659	390	(950)
Other financial results	31,418	12,769	24,541	4,211
	603,469	432,664	129,884	186,131

Effect of application of IAS 29 (hyperinflation)	115,405	-	115,405	-
	718,874	432,664	245,289	186,131

Interest income arises from the following financial assets:

	Nine-month period ended:		Three-month period ended:
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Cash and cash equivalents	169,759	141,657	59,618	55,408
Investment securities held for trading	20,169	24,555	9,720	9,535
Other receivables	111,940	167,625	35,615	42,471
	301,868	333,837	104,953	107,414

19.    INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Income tax expense - current	(1,866,535)	(4,974,322)	(475,185)	(3,715,267)

Deferred tax expense on temporary differences	853,175	1,854,746	475,726	1,002,111
Deferred tax over taxes losses carryforwards movements in the current period	351,644	(237,209)	137,164	(84,657)
Total deferred tax (expense)/income	1,204,819	1,617,537	612,890	917,454

Total income tax expenses	(661,716)	(3,356,785)	137,705	(2,797,813)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Profit before tax	8,575,612	7,907,939	2,754,401	2,934,303
Adjustment on taxable basis
Others non-taxable income	(294,879)	(242,631)	(241,436)	(74,602)
Government grants related to sales taxes	(1,288,718)	(1,266,665)	(436,885)	(417,221)
Share of result of joint ventures	100	(1,766)	3,272	4,535
Non-deductible expenses	175,091	192,270	75,402	161,762
Complement of income tax of foreign subsidiaries due in Brazil	109,792	101,974	57,107	57,808
Results of intercompany transactions	(557,093)	(236,485)	(190,002)	62,598
	6,719,905	6,454,636	2,021,859	2,729,183
Aggregated weighted nominal tax rate	29.15%	27.78%	27.95%	27.08%
Taxes payable – nominal rate	(1,958,631)	(1,793,301)	(565,059)	(739,027)
Adjustment on tax expense
Income tax Incentives	237,561	172,176	136,471	93,154
Deductible interest on shareholders' equity	1,263,344	1,649,042	538,078	995,659
Tax savings from goodwill amortization	54,487	128,922	17,940	46,349
Withholding income tax	(257,046)	(282,934)	(49,950)	(107,332)
Recognition / write-off of deferred charges on tax losses	57,591	-	38,602	-
PERT 2017	-	(2,974,078)	-	(2,974,078)
Effect of application of IAS 29 (hyperinflation)	(87,570)	-	(87,570)	-
Others with reduced taxation	28,548	(256,612)	109,193	(112,538)
Income tax and social contribution expense	(661,716)	(3,356,785)	137,705	(2,797,813)
Effective tax rate	7.72%	42.45%	-5.00%	95.35%

The main events that impacted the effective tax rate in the period were:

▪     Government subsidy on sales taxes: Related to regional incentives, related primarily to local production, that, when reinvested are not taxed for income tax and social contribution purposes, which explains the  impact in the effective tax rate. The amount above is impacted by the fluctuation in volume, price and eventual increase on State VAT (ICMS).

▪    Deductible interest on shareholders' equity: Under Brazilian law, companies have an option to distribute Interest on Capital (“IOC”), which is deductible for income tax purposes. Until the present time the total tax impact is R$1,263,344.

▪     Results of intercompany transactions: reflects the reality of the taxation in countries in which some subsidiaries – with whom intercompany operations are made - are located. The non-taxation of the aforementioned operations should be reflected in the effective tax rate on a way that it shows the local non-taxable nature.

20.    SHARE-BASED PAYMENTS

There are different stock option and share-based payment programs which allow the employees and senior management from the Company and its subsidiaries to acquire (through of exercise of the stock option) or receive shares of the Company. For all stock option programs, the fair value of the shares is estimated at the options grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of stock option, ruled by the Stock Option Plan of the Company (“Stock Option Plan”), includes two types of grants: (I) Grant 1- the beneficiary, as the case, can be allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, to the immediate exercise of options, thus acquiring the corresponding shares of the Company, which transfer to third parties or the Company will only be allowed after the five-year period counted from the date of exercise of the options; and (II) Grant 2 -  the beneficiary may exercise the options after a five-year grace period, for a period of five years.

In addition, the Company has implemented a Share-Based Payment Plan (“Share-Based Plan”) under which certain employees and members of the management of the Company or its subsidiaries are eligible to receive shares of the Company including in the form of ADR’s. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

Additionally, as a mean of a creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided in two separate lots – Lot A and Lot B, which will be delivered to the participants of the relevant program, subject to maturation periods of five and ten years, respectively.

The weighted average fair value of the options and assumptions used in applying the Company’s option pricing model of 2018 and 2017 grants are as follows:

In R$, except when otherwise indicated	09/30/2018	(i)	12/31/2017	(i)

Fair value of options granted	6.98		6.51
Share price	22.35		19.80
Exercise price	22.35		19.80
Expected volatility	26.2%		26.7%
Vesting year	5		5
Expected dividends	5%		5%
Risk-free interest rate	9.6%	(ii)	10.1%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADR’s during the period, in which the risk-free interest rate of ADR’s  are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	09/30/2018	12/31/2017

Options outstanding at January 1st	135,221	131,244
Options issued during the period	3,861	20,435
Options exercised during the period	(8,995)	(13,548)
Options forfeited during the period	(2,887)	(2,910)
Options outstanding at ended period	127,200	135,221

The range of exercise prices of the outstanding options is between R$0.001 (R$0.001 on December 31, 2017) and R$27.43 (R$26.09 on December 31, 2017) and the weighted average remaining contractual life is approximately 6.04 years (6.40 years on December 31, 2017).

Of the 127,200 thousand outstanding options (135,221 thousand on December 31, 2017), 32,488 thousand options are vested on September 30, 2018 (40,150 thousands on December 31, 2017).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2018	12/31/2017

Options outstanding at January 1 st	15.27	13.87
Options issued during the period	22.35	19.82
Options forfeited during the period	17.90	17.88
Options exercised during the period	8.07	5.81
Options outstanding at ended period	15.99	15.27
Options exercisable at ended period	4.00	3.78

For the options exercised during the period ended September 30,2018, the weighted average share price on the exercise date was R$22.10 (R$18.87 as of December 31, 2017).

During the period, the Company granted 174 thousand (794 thousand on December 31, 2017) deferred stocks related to the exercise of stock options granted in the previous years. These deferred stocks are valued based on the share price of the trading session immediately prior to the stock option grant, representing a fair value of approximately R$3,633 on September 30, 2018 (R$15,193 on December 31, 2017). Such deferred stock units are subject to a grace period of five years counted from the options date of exercise.

During the period, the Company granted 3,450 thousand restricted shares under the Share-Based Plan, which are valued based on the share price of the trading session immediately prior to the grant of shares, representing a fair value of approximately R$76,997 on September 30, 2018. Such restricted shares units are subject to a grace period of five years counted from the date of grant.

The total number of shares purchased or granted, as the case may be,  under the Stock Option Plan and Share-Based Plan by employees, the delivery of which will be performed in the future under certain conditions (deferred stock and restricted shares), is demonstrated below:

Thousand deferred shares	09/30/2018	12/31/2017

Deferred shares outstanding at January 1st	16,300	19,260
New deferred shares during the period	174	794
Deferred shares granted during the period	(3,429)	(2,874)
Deferred shares forfeited during the period	(895)	(880)
Deferred shares outstanding at ended period	12,150	16,300

Thousand restricted shares	09/30/2018	12/31/2017

Restricted shares outstanding at January 1st	-	-
New restricted shares during the period	3,450	-
Restricted shares forfeited during the period	(23)	-
Restricted shares outstanding at ended period	3,427	-

Additionally, certain employees and managers of the Company received options to acquire AB Inbev shares, the compensation cost of which is recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$121,087 (R$153,796 on September 30, 2017), recorded as administrative expenses.

21.    FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenues, costs and/or investment amounts. The policy states that all the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks not yet recorded (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not hedged. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, Full deliverable forwards, Non-deliverable forwards, Swaps and Options. At September 30, 2018, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Ambev, such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Investment hedge abroad: Refers mainly to exposures arising from cash hold in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency.

Investment hedge - Put option granted on subsidiary: As detailed in Note 13 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

				09/30/2018		Nine-month period ended: 09/30/2018			Three-month period ended: 09/30/2018
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(10,634,949)	10,380,908	691,415	(166,743)	(346,736)	684,120	1,962,649	(138,098)	309,189	358,202
	Commodity	(2,786,312)	2,532,271	109,215	(132,297)	(32,537)	76,973	(31,005)	8,998	3,512	(8,802)
	American Dollar	(7,416,933)	7,416,933	527,705	(27,823)	(315,744)	573,135	1,931,111	(146,077)	298,518	365,387
	Euro	(119,910)	119,910	208	(4,921)	(2,006)	5,666	(2,871)	(784)	2,065	(3,145)
	Mexican Pesos	(311,794)	311,794	54,287	(1,702)	3,551	28,346	65,414	(235)	5,094	4,762

Fixed Assets		(639,397)	639,397	145,797	(56)	29,887	-	-	3,942	-	-
	American Dollar	(581,887)	581,887	145,380	(56)	23,427	-	-	2,816	-	-
	Euro	(57,510)	57,510	417	-	6,460	-	-	1,126	-	-

Expenses		(248,352)	248,352	46,978	(1,224)	(152)	14,474	5,026	3,518	2,218	155
	American Dollar	(242,482)	242,482	46,978	(771)	(497)	15,067	5,964	3,409	2,373	740
	Rupee	(5,870)	5,870	-	(453)	345	(593)	(938)	109	(155)	(585)

Cash		824,102	(824,102)	18,187	(52,878)	(416,064)	-	-	(87,629)	-	-
	American Dollar	839,102	(839,102)	18,180	(52,878)	(416,224)	-	-	(87,568)	-	-
	Interest rate	(15,000)	15,000	7	-	160	-	-	(61)	-	-

Debts		(2,695,300)	1,998,349	376,632	(301,212)	273,885	-	-	75,070	-	-
	American Dollar	(2,357,081)	1,660,130	334,829	(301,117)	259,235	-	-	70,281	-	-
	Interest rate	(338,219)	338,219	41,803	(95)	14,650	-	-	4,789	-	-

Equity Instrument		(1,874,145)	1,134,595	-	(100,908)	(217,805)	-	-	(4,266)	-	-
	Stock exchange prices	(1,874,145)	1,134,595	-	(100,908)	(217,805)	-	-	(4,266)	-	-
September 30, 2018		(15,268,041)	13,577,499	1,279,009	(623,021)	(676,985)	698,594	1,967,675	(147,463)	311,407	358,357

				12/31/2017		Nine-month period ended: 09/30/2017			Three-month period ended: 09/30/2017
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(9,742,375)	9,318,936	283,692	(189,997)	(571,560)	(273,305)	217,805	(106,508)	(82,273)	(46,887)
	Commodity	(2,378,747)	1,955,308	166,623	(70,709)	(293)	56,052	(1,013)	2,374	1,135	(32,761)
	American Dollar	(6,879,106)	6,879,106	86,283	(93,397)	(566,088)	(345,821)	222,608	(105,443)	(85,044)	17,556
	Euro	(82,906)	82,906	3,473	(659)	(4,035)	(516)	5,858	(3,267)	680	1,357
	Mexican Pesos	(401,616)	401,616	27,313	(25,232)	(1,144)	16,980	(9,648)	(172)	956	(33,039)

Fixed Assets		(579,426)	579,426	1,874	(10,799)	(2,270)	-	-	(1,156)	-	-
	American Dollar	(531,858)	531,858	1,759	(10,799)	(2,313)	-	-	(643)	-	-
	Euro	(47,568)	47,568	115	-	43	-	-	(513)	-	-

Expenses		(177,721)	177,721	494	(1,786)	(2,652)	3,929	352	3	13	(222)
	American Dollar	(169,199)	169,199	314	(1,617)	(2,678)	3,512	962	(154)	(1)	443
	Rupee	(8,522)	8,522	180	(169)	26	417	(610)	157	14	(665)

Cash		(1,328,291)	1,328,291	-	(13,116)	(69,649)	-	-	(68,515)	-	-
	American Dollar	(1,313,291)	1,313,291	-	(13,106)	(69,654)	-	-	(68,515)	-	-
	Interest rate	(15,000)	15,000	-	(10)	5	-	-	-	-	-

Debts		(919,426)	356,858	29,963	(1,791)	(65,507)	-	-	(44,778)	-	-
	American Dollar	(562,568)	-	-	-	(76,162)	-	-	(52,886)	-	-
	Interest rate	(356,858)	356,858	29,963	(1,791)	10,655	-	-	8,108	-	-

Equity Instrument		(2,347,931)	677,006	69,201	(35)	70,681	-	-	68,506	-	-
	American Dollar	(2,347,931)	677,006	69,201	(35)	70,681	-	-	68,506	-	-
Total		(15,095,170)	12,438,238	385,224	(217,524)	(640,957)	(269,376)	218,157	(152,448)	(82,260)	(47,109)

I.          Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and this strategy is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	09/30/2018
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.6%	570,610	5.7%	283,896
Working capital in Argentinean peso	70.0%	25,654	70.0%	25,654
Dominican Peso	9.4%	220,383	9.4%	220,383
American Dollar	3.8%	46,443	3.8%	46,443
Guatemala´s Quetzal	7.8%	11,877	7.8%	11,877
Interest rate pre-set		874,967		588,253

Brazilian Real	9.0%	277,328	6.5%	2,167,723
American Dollar	2.7%	2,254,188	2.7%	650,507
Canadian Dollar	2.4%	1,599,942	2.4%	1,599,942
Interest rate post fixed		4,131,458		4,418,172

	12/31/2017
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.4%	682,578	5.9%	370,851
Working capital in Argentinean peso	31.0%	1,792	31.0%	1,792
Dominican Peso	9.3%	188,791	9.3%	188,792
American Dollar	3.8%	22,901	3.8%	22,901
Guatemala´s Quetzal	7.8%	10,307	7.8%	10,307
Interest rate pre-set		906,369		594,643

Brazilian Real	9.2%	402,348	7.6%	714,073
American Dollar	2.7%	555,282	2.7%	555,283
Canadian Dollar	2.0%	685,881	2.0%	685,881
Barbadian Dollar	2.3%	4,962	2.3%	4,962
Interest rate post fixed		1,648,473		1,960,199

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after September 30, 2018 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2018.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2018.

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	(23,082)	(145,835)	(656,150)	(1,289,218)
Input purchase		23,082	152,022	719,660	1,416,238
Foreign exchange hedge	Foreign currency decrease	547,754	(718,636)	(1,414,405)	(3,376,564)
Input purchase		(547,754)	718,636	1,414,405	3,376,564
Costs effects		-	6,187	63,510	127,020

Foreign exchange hedge	Foreign currency decrease	145,741	88,785	(14,108)	(173,958)
Capex Purchase		(145,741)	(88,785)	14,108	173,958
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	45,754	34,414	(16,334)	(78,422)
Expenses		(45,754)	(34,414)	16,334	78,422
Expenses effects		-	-	-	-

Hedge cambial	Foreign currency increase	(34,698)	(269,078)	(244,474)	(454,249)
Cash		34,698	269,078	244,474	454,249
Interest Hedge	Decrease in interest rate	7	(274)	(1,743)	(2,050)
Interest revenue		(7)	274	1,743	2,050
Cash effects		-	-	-	-

Hedge cambial	Foreign currency decrease	33,712	(464,944)	(381,320)	(796,352)
Cash		(33,712)	674,288	555,558	1,144,828
Interest Hedge	Increase in interest rate	41,708	35,365	(88,556)	(105,447)
Interest expenses		(41,708)	(35,365)	88,556	105,447
Debt effects		-	209,344	174,238	348,476

Equity Instrument Hedge	Stock exchange price decrease	(100,908)	(248,434)	(384,557)	(668,206)
Expenses		100,908	263,872	569,444	1,037,981
Equity effects		-	15,438	184,887	369,775
		-	230,969	422,635	845,271

As of September 30, 2018 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2018	2019	2020	2021	>2021	Total

Cost		5,531,949	4,848,959	-	-	-	10,380,908
	Commodity	853,171	1,679,100	-	-	-	2,532,271
	American Dollar	4,553,361	2,863,572	-	-	-	7,416,933
	Euro	25,194	94,716	-	-	-	119,910
	Mexican Peso	100,223	211,571	-	-	-	311,794

Fixed asset		412,666	226,731	-	-	-	639,397
	American Dollar	355,156	226,731	-	-	-	581,887
	Euro	57,510	-	-	-	-	57,510

Expenses		115,740	132,612	-	-	-	248,352
	American Dollar	112,239	130,243	-	-	-	242,482
	Rupee	3,501	2,369	-	-	-	5,870

Cash		(839,102)	15,000	-	-	-	(824,102)
	American Dollar	(839,102)	-	-	-	-	(839,102)
	Interest rate	-	15,000	-	-	-	15,000

Debt		1,660,130	-	-	110,000	228,219	1,998,349
	American Dollar	1,660,130	-	-	-	-	1,660,130
	Interest rate	-	-	-	110,000	228,219	338,219

Equity Instrument		43,193	1,091,402	-	-	-	1,134,595
	Stock prices	43,193	1,091,402	-	-	-	1,134,595
		6,924,576	6,314,704	-	110,000	228,219	13,577,499

		Fair Value
Exposure	Risk	2018	2019	2020	2021	>2021	Total

Cost		470,492	54,180	-	-	-	524,672
	Commodity	27,203	(50,285)	-	-	-	(23,082)
	American Dollar	409,780	90,102	-	-	-	499,882
	Euro	(1,245)	(3,468)	-	-	-	(4,713)
	Mexican Peso	34,754	17,831	-	-	-	52,585

Fixed asset		102,988	42,753	-	-	-	145,741
	American Dollar	102,571	42,753	-	-	-	145,324
	Euro	417	-	-	-	-	417

Expenses		30,506	15,248	-	-	-	45,754
	American Dollar	30,762	15,445	-	-	-	46,207
	Rupee	(256)	(197)	-	-	-	(453)

Cash		(34,698)	7	-	-	-	(34,691)
	American Dollar	(34,698)	-	-	-	-	(34,698)
	Interest rate	-	7	-	-	-	7

Debt		33,712	-	-	25,271	16,437	75,420
	American Dollar	33,712	-	-	-	-	33,712
	Interest rate	-	-	-	25,271	16,437	41,708

Equity Instrument		(12,224)	(88,684)	-	-	-	(100,908)
	Stock prices	(12,224)	(88,684)	-	-	-	(100,908)
		590,776	23,504	-	25,271	16,437	655,988

  II.     Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of September 30, 2018, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, Caixa Econômica Federal, Citibank, Itaú, JP Morgan Chase, Merrill Lynch, Santander e Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risks of September 30, 2018. There was no concentration of credit risk with any counterparties as of September 30, 2018.

III.      Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Equity price risk

Through the equity swap transaction approved on May 16th, 2017 and December 21,2017 by the Board of Directors of Ambev (see Note 1 - Corporate information), the Company, or its controlled entity, will receive the price variation related to its shares traded on the stock exchange or ADRs, neutralizing the possible effects of the stock prices’ oscillation in view of the share-based payment of the Company. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

In September 30, 2018, an exposure equivalent to R$1.9 billion in AmBev’s shares (or ADR’s) was partially hedged, resulting in a loss in income statement of R$217,805.

  V.     Capital management

Ambev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s interim financial statements.

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the interim financial statements, segregated by category:

	09/30/2018
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	4,140,320	8,087,349	-	12,227,669
Trade receivables excluding prepaid expenses	-	6,309,186	-	6,309,186
Investment securities	-	164,169	13,008	177,177
Financial instruments derivatives	-	-	400,186	400,186
Derivatives hedge	-	-	878,823	878,823
Total	4,140,320	14,560,704	1,292,017	19,993,041

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	13,251,182	2,402,092	15,653,274
Financial instruments derivatives	-	-	454,997	454,997
Derivatives hedge	-	-	168,024	168,024
Interest-bearning loans and borrowings	-	4,980,771	-	4,980,771
Total	-	18,231,953	3,025,113	21,257,066

	12/31/2017
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	3,081,755	7,272,772	-	10,354,527
Trade receivables excluding prepaid expenses	-	7,505,038	-	7,505,038
Investment securities	-	121,956	11,883	133,839
Financial instruments derivatives	-	-	100,140	100,140
Derivatives hedge	-	-	285,084	285,084
Total	3,081,755	14,899,766	397,107	18,378,628

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	13,501,952	5,764,057	19,266,009
Financial instruments derivatives	-	-	16,125	16,125
Derivatives hedge	-	-	201,399	201,399
Interest-bearning loans and borrowings	-	2,553,050	-	2,553,050
Total	-	16,055,002	5,981,581	22,036,583

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	09/30/2018				12/31/2017

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through other comprehensive income	4,140,320	-	-	4,140,320	3,081,755	-	-	3,081,755
Financial asset at fair value through profit or loss	13,008	-	-	13,008	11,883	-	-	11,883
Derivatives assets at fair value through profit or loss	6,003	394,183	-	400,186	114	100,026	-	100,140
Derivatives - operational hedge	13,200	865,623	-	878,823	4,795	280,289	-	285,084
	4,172,531	1,259,806	-	5,432,337	3,098,547	380,315	-	3,478,862
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,402,092	2,402,092	-	-	5,764,057	5,764,057
Derivatives liabilities at fair value through profit or loss	1,992	453,005	-	454,997	1,733	14,392	-	16,125
Derivatives - operational hedge	79,269	88,755	-	168,024	58,356	143,043	-	201,399
	81,261	541,760	2,402,092	3,025,113	60,089	157,435	5,764,057	5,981,581

(i) Refers to the put option granted on subsidiary as described in Note 13 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2017	5,764,057
Acquisition of investments	(3,569,370)
Total gains and losses in the period	207,405
Losses/(gains) recognized in net income	(8,871)
Losses/(gains) recognized in equity	216,276
Financial liabilities at September 30, 2018 (i)	2,402,092

(i) The liability was recorded under “Trade payables and put option granted on subsidiary and other liabilities” on the balance sheet.

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not material for disclosure.

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of September 30, 2018 the Company held R$621,686 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$606,279 on December 31, 2017).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on net, in case of default by the counterparty.

22.    COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	09/30/2018	12/31/2017

Collateral given for own liabilities	621,686	606,279
Other commitments	1,448,580	842,733
	2,070,266	1,449,012

Commitments with suppliers	13,017,409	11,096,305
	13,017,409	11,096,305

The collateral provided for liabilities totaled approximately R$2,070,266 on September 30, 2018 (R$1,449,012 on December 31, 2017), including R$571,288 (R$551,008 on December 31, 2017) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev maintained on September 30, 2018, R$621,686 (R$606,279 on December 31, 2017) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 21 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

Future contractual commitments on September 30, 2018 and December 31, 2017 are as follows:

	09/30/2018	12/31/2017

Less than 1 year	2,650,487	3,812,794
Between 1 and 2 years	3,481,756	2,995,742
More than 2 years	6,885,166	4,287,769
	13,017,409	11,096,305

23.    CONTINGENT LIABILITY

The Company has contingent liabilities related to lawsuits arising from its normal course of business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court and tribunals rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s management cannot estimate the likely timing of resolution of these matters at this stage.

Contingent liabilities probable are fully recorded as liabilities (Note 12 – Provisions).

Additionally, the Company has lawsuits related to tax, civil and labor for which the likelihood of loss is classified as possible by management, and for which there are no provisions, as the composition and estimates of amounts as follows:

	09/30/2018	12/31/2017

IRPJ and CSLL	37,160,934	31,757,317
ICMS and IPI	23,241,079	19,805,529
PIS and COFINS	3,593,633	3,485,242
Labor	350,279	287,087
Civil	4,732,436	4,071,540
Others	1,145,248	1,113,442
	70,223,609	60,520,157

Principal lawsuits with a likelihood of possible loss:

There was no relevant changes in the main cases with possible chances of loss when compared to the period ending in 31st December 2017, except for monetary inflation and the cases described below:

Brazilian Federal Taxes

Special goodwill reserve

In December 2011, the Company received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. As the decision of the Administrative Council of Tax Appeals (“CARF”) remained partially favorable, Ambev filed a judicial proceeding to discuss the unfavorable part of the decision and received a favorable decision with an injunction granted in favor to the Company. The remaining portion, which was favorable to Ambev, was reexamined by the Administrative Upper House and is currently awaiting the judgment.

In June 2016, Ambev received a new tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. and filed a defense. In March 2017, Ambev was notified of the partially favorable first level administrative decision on this tax assessment and filed an appeal to CARF. In May 2018, Ambev received a partly favorable decision at the Administrative Lower House and is currently awaiting to be notified of the decision to file the aplicable appeal.

Ambev management estimates possible losses in September 2018, to be approximately R$9.2 billion (R$8.3 billion as of 31 December 2017), classified as possible loss, and, therefore, no provision was made by the Company in this matter. In the event Ambev is required to pay these amounts, AB Inbev will reimburse Ambev the amount proportional (70%) to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

Goodwill BAH

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. In March 2017, Administrative Lower House concluded the judgment to send the case back to the first level administrative judgment due to processual matters. In July 2017, Ambev was notified of the revised first level decision and filed a new Voluntary Appeal.

In April and August, 2018, Ambev received two tax assessments charging the remaining value of the goodwill amortization and filed defenses, which awaits judgments by the Federal Revenue Service (“DRJ”).

At September, 2018 the possible risk amount is approximately R$2.1 billion (R$ 1.6 billion as of December 31, 2016). There was no provision made on the matter.

Profits earned abroad

During the first quarter of 2005, certain subsidiaries of Ambev received a number of assessments from the Brazilian Federal Tax Authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries.  This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017. In September 2017, Ambev filed a judicial proceeding for this tax assessment with a motion of injunction, which was granted to Ambev. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a favorable decision to Ambev in September 2011.

In 2013, 2016, 2017 and 2018, Ambev received other tax assessments related to profits of its foreign subsidiaried.

In July and September, 2018, with respect to two tax assessments, the Upper House of the Administrative Court rendered unfavorable decisions to Ambev and, with respect to another tax assessment, the Lower Administrative Court rendered a partial favorable decision. The Company is awaiting to be notified of all the decisons in order to file the aplicable appeal.

In September, 2018 Ambev management estimates the exposure of approximately R$7.6 billion (R$6.1 billion at December 31, 2017) and to probable losses to be R$45.4 million as of that date, for which we have recorded a provision in the corresponding amount (R$44.2 million at December 31, 2017).

Disallowance of taxes paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad for which the decision from the Upper House of the Administrative Court is still pending.

In September, 2017, Ambev decided to include part of those tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure nº 783. In June 2018, the Company was notified of a favorable first administrative level decision cancelling four of these assessments (related to offsets of 2015 and 2016). However, in August 2018, the Brazilian Federal Revenue Service issued new decisions reestablishing the assessments. In August and September 2018, Ambev received new tax assessments related to these matter.

As of 30 September 2018, Ambev management estimates the exposure of approximately R$ 9.4 billion (R$7.2 billion as of December 31, 2017) as possible loss.

ICMS and IPI

ICMS-ST Trigger

Over the years, the Company received tax assessments relating to supposed ICMS differences considered due in the tax substitution system when the price of the products sold reaches levels close to or above the fixed price table basis established by certain States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. The Company is challenging these assessments at administrative and judicial courts.

Among other similar cases, in 2016, the Company received three assessments issued by the State of Minas Gerais, in the original amount of R$1.4 billion. In the first quarter of 2018 these cases had an unfavorable final administrative decision. The State of Minas Gerais filed tax foreclosures to charge values under discussion and the Company filed defenses for these cases and currently awaits analysis by the judicial courts.

In 2017, Ambev received new relevant tax assessments issued by the State of Rio de Janeiro which amounts to the original amount of R$900 million. The Company filed defenses against these charges and currently awaits decision by the Administrative Court of the State Rio de Janeiro.

Ambev management estimates the total possible loss related to this issue, in September 2018, to be approximately R$7.2 billion (R$5.8 billion as of 31 December 2017). Ambev has recorded provisions in the total amount of R$7.7 million in relation to the proceedings for which it considers the chances of loss to be probable, due to specific procedural issues.

Manaus Free Trade Zone - IPI

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for consumption elsewhere in Brazil are exempt from the IPI. The units of Ambev have been registering IPI presumed credits upon the acquisition of exempted inputs manufactured in the Manaus Free Trade Zone. Since 2009 we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed credits. The trial to be held by the Federal Supreme Court (STF) was scheduled for November 8, 2018. Ambev management estimates the possible loss in relation to these assessments to be R$3.7 billion (R$3.2 billion as of December 31, 2017).

In addition, over the years, Ambev has received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes considered unduly offset with the disallowed IPI excise tax credits which are under discussion in the abovementioned proceedings. Ambev is challenging these charges before Courts. Ambev management estimates the possible loss related to these assessments to be approximately R$907 million (R$900 million as of 31 December 2017).

ICMS – PRODEPE

In 2015, Ambev received a tax assessment issued by the State of Pernambuco relating to ICMS differences due to the alleged non-compliance with the rules of the state tax incentive program named PRODEPE because of  the rectification of its ancillary obligations. In 2017, the Company received a final favorable decision recognizing the nulity of one of the tax assessments due to formal mistakes. However in September, 2018, the Company was notified of a new tax assessment related to the same issue. Besides that, there are other tax assessments related to the matter. Ambev management estimates the possible loss related to this issue to be approximately R$595,5 million Brazilian real (R$146 million as of 31 December 2017). Ambev has recorded provisions in the total amount of R$2.8 million in relation to one of the proceedings for which it considers the chances of loss to be probable.

Contingent assets

According to IAS 37, contingent assets are not recorded in consolidated financial statements, except when the realization of income is virtually certain.

The Company and its subsidiaries claims the refund of the PIS and COFINS collected with the inclusion of the ICMS in their taxable basis from 1990 onwards. The amounts to be claimed are still being calculated.

24.    NON-CASH ITEMS

The Company carried out the following investment and financing activities not involving cash:

	Nine-month period ended:		Three-month period ended:
	09/30/2018	12/31/2017	09/30/2018	09/30/2017
Cash financing cost other than interests	(198,142)	39,931	(126,515)	(26,730)
PERT 2017	-	3,085,974	-	3,085,974
Fair value of options granted on subsidiary	135,092	-	2,132	-
Sale of subsidiary	-	-	(179,470)	-
Exchange transaction of shareholdings	(30,897)	-	28,177	-
Effect of application of IAS 29 (hyperinflation)	(19,678)	-	(19,678)	-

25.    RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices recommended and/or required by the applicable law.

Under the Company’s by laws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries (except those fully subsidiaries), directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as formalized in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 20 – Share-based payments).

Total expenses related to the Company’s management members are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Short-term benefits (i)	15,774	15,334	5,062	5,206
Share-based payments (ii)	19,935	25,964	5,401	9,826
Total key management remuneration	35,709	41,298	10,463	15,032

(i) These correspond substantially to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation  cost of stock options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 20 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev’s shareholders, and at September 30, 2018 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On September 30, 2018 and December 31, 2017, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefit available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$207,488 (R$209,357 on September 30, 2017), of which R$180,758 and R$26,730 related to active employees and retirees respectively (R$188,631 and R$20,726 on September 30, 2017 related to active employees and retirees respectively).

b) Leasing

The Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$85,028 maturing on May 31, 2020 that can be extended for a further year.

c) Leasing – Ambev head office

Ambev has a leasing agreement of two commercial sets with Fundação Zerrenner in the annual amount of R$3,255, maturing on January, 2020.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sales and distribution agreements of Budweiser products in Guatemala, in Dominican Republic, in Paraguay, in El Salvador, in Nicaragua, in Uruguay, in Chile, in Panama, in Costa Rica e in Puerto Rico. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$1,600 (R$1,556 on September 30, 2017) and R$332,466 (R$273,067 on September 30, 2017) as licensing income and expense, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

Transactions with related parties

				09/30/2018
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)
AB InBev	7,939	-	(92,252)	-
AB Procurement	1,465	-	-	-
AB Services	42,418	-	(1,723)	-
AB USA	46,312	4,502	(321,997)	-
Ambrew	-	-	-	-
Cervecería Modelo	123,330	-	(706,769)	-
Inbev	1,545	46,246	(51,363)	-
ITW International	-	-	(257,236)	(68,900)
Panama Holding	40,779	-	(14,674)	-
Others	17,993	548	(152,729)	-
	281,781	51,296	(1,598,743)	(68,900)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

						12/31/2017
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Borrowings and interest payable	Dividends payables (i)
AB InBev	1,159	33,639	(363,048)	(1,733)	-	-
AB Procurement	8,860	129	-	-	-	-
AB Services	802	29,100	3	(6,127)	-	-
AB USA	14,136	16,349	(375,734)	(8,732)	-	-
Ambrew	-	-	-	-	-	(89,968)
Cervecería Modelo	91,629	5,767	(589,292)	(59,710)	-	-
Inbev	101	23,779	(33,775)	-	-	-
ITW International	-	-	-	(212,527)	(48,330)	(590,937)
Panama Holding	-	20,324	-	(4,006)	-	-
Others	13,944	8,612	(73,653)	(3,029)	-	-
	130,631	137,699	(1,435,499)	(295,864)	(48,330)	(680,905)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

		Nine-month period ended: 09/30/2018
Company	Buying / Service fees / Rentals	Sales	Royalties	Net Finance Cost
AB Procurement	(477)	17,113	-	-
AB USA	(300,706)	40,718	(252,830)	-
Ambev Peru	-	27	-	-
Cervecería Modelo	(697,688)	26	(45,479)	-
Inbev	(79,025)	-	-	-
Others	(106,862)	8,456	(17,701)	(8,221)
	(1,184,758)	66,340	(316,010)	(8,221)

		Three-month period ended: 09/30/2018
Company	Buying / Service fees / Rentals	Sales	Royalties	Net Finance Cost
AB Procurement	477	(76)	-	-
AB USA	153,864	(15,112)	95,737	-
Ambev Peru	-	292	-	-
Cervecería Modelo	174,616	30	18,641	-
Inbev	37,992	-	-	-
Others	56,520	(1,287)	(2,621)	149
	423,469	(16,153)	111,757	149

		Nine-month period ended: 09/30/2017
Company	Buying / Service fees / Rentals	Sales	Royalties	Net Finance Cost
AB Procurement	(5,785)	15,943	-	-
AB USA	(197,506)	33,776	(211,790)	-
Ambev Peru	(8,541)	1,457	-	-
Cervecería Modelo	(489,923)	97	(36,396)	-
Inbev	(51,788)	-	-	-
Others	(62,693)	4,423	(23,325)	(10,784)
	(816,236)	55,696	(271,511)	(10,784)

		Three-month period ended: 09/30/2017
Company	Buying / Service fees / Rentals	Sales	Royalties	Net Finance Cost
AB Procurement	(5,785)	15,943	-	-
AB USA	(48,310)	11,893	(85,509)	-
Ambev Peru	(72)	47	-	-
Cervecería Modelo	(247,077)	35	(14,335)	-
Inbev	(18,152)	-	-	-
Others	(19,986)	2,883	(7,582)	(7,446)
	(339,382)	30,801	(107,426)	(7,446)

Denomination used in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Ambrew S.A. (“Ambrew”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional - Panamá (“Panama Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)

26.    EVENTS AFTER THE REPORTING PERIOD

The Company communicate that, on October 16, 2018, the Administrative Council of Tax Appeals ("CARF") was judged in one of its administrative proceedings, which discusses the taxation of profits earned by subsidiaries domiciled abroad. The above-mentioned judgment was partially favorable to the Company's argument and, currently, it is awaited to formalize and subpoena said judgment to analyze possible appeals. The estimated risk of this process, in September 2018, is approximately R$1.5 billion, and the loss classification is maintained as possible.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2018

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer